Exhibit 99.2

Wellchange Holding Company Limited Announces Closing of $10 Million Public Offering of its Ordinary Shares

Hong Kong, Jan. 17, 2025 (GLOBE NEWSWIRE) -- Wellchange Holding Company Limited (NASDAQ: WCT) (“Company” or the “Wellchange”), an enterprise software solution services provider headquartered in Hong Kong, today announced the closing of its public offering of 25,000,000 ordinary shares at a public offering price of $0.40 per ordinary share.

Gross proceeds, before deducting placement agent fees and other offering expenses, were approximately $10 million.

Revere Securities LLC acted as exclusive placement agent in connection with the Offering.

Pacific Century Securities, LLC acted as advisor to the Company in connection with the Offering.

Ortoli Rosenstadt LLP acted as counsel to the Company regarding U.S. securities law matters. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel for the placement agent.

The securities described above were being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-284034) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 14, 2025. The Offering was being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the Offering has been filed with the SEC. Copies of the final prospectus relating to the Offering may be obtained from Revere Securities LLC, 560 Lexington Ave 16th floor, New York, NY 10022, at +1 (212) 688-2350.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited
Shek Kin Pong, CEO
Email: contactus@wchingtech.com